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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 5 October 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date: 5 October 2004
Number: 31/04

BHP BILLITON ANNOUNCES DETAILS FOR FIRST PHASE OF US$2 BILLION CAPITAL MANAGEMENT PROGRAMME

On 18 August 2004, BHP Billiton announced its intention to return up to US$2 billion of capital to shareholders, in addition to its ongoing progressive dividend policy. BHP Billiton today is announcing the details for the first phase of this capital management programme.

The programme will commence with an invitation to eligible shareholders in BHP Billiton Limited to participate in an off-market buy-back of between A$1.0 and A$1.5 billion (approximately US$0.7 to US$1.1 billion).

Following completion of the off-market buy-back, BHP Billiton will consider alternatives for returning the balance of the US$2 billion to shareholders within the next 12 months through further share buy-backs in either BHP Billiton Plc or BHP Billiton Limited and/or enhanced dividends. The form that the balance of the return of capital will take will depend on an assessment of market conditions at the time.

BHP Billiton's Chairman, Don Argus, said that the return of capital is consistent with the company's commitment to demonstrating strong capital discipline while ensuring that it is able to continue to finance its strong and growing organic growth pipeline.

"BHP Billiton has consistently stated its cash flow priorities: first to invest in value enhancing growth projects; next to maintain a robust capital structure in line with an A credit rating; and finally to return cash to shareholders. This final step includes our progressive dividend policy and other methods, such as today's buy-back announcement."

BHP Billiton has committed to proceed with the off-market buy-back only at a price which represents at least a 5% discount to the volume weighted average price of BHP Billiton Limited shares over the 5 trading days up to and including the closing date of the buy-back ("Market Price"). Eligible shareholders may choose to participate in the off-market buy-back for various reasons and in so doing may take account of the tax credits that only arise under the Australian taxation regime.

Given the off-market buy-back will proceed only at a discount to Market Price, BHP Billiton does not anticipate that shareholders who are resident outside Australia will participate as they are likely to obtain a better outcome by selling their shares on-market. Shareholders in the US and Canada and ADR holders will not be eligible to participate in the buy-back when it proceeds.

Mr Argus said, "All shareholders in BHP Billiton Limited and BHP Billiton Plc, including those not participating in the buy-back process, regardless of location and tax status, benefit from an off-market buy-back. We believe this is an efficient way of returning capital, as the purchase of shares at a discount to the Market Price allows us to buy back a greater number of shares than is possible in an on-market buy-back for the same total cost. The value of the remaining shares will therefore be enhanced through the increased earnings, cash flow and return on equity attributable to each share.

"Having regard to all of the options, we believe that this will be the most value enhancing way of returning capital given the diverse nature of our shareholder register and, combined with our ongoing progressive dividend policy, will provide the optimal strategy for maximising economic value across our entire shareholder base."

The capital management programme will be funded from existing resources. Given the strength of BHP Billiton's financial position, it will remain strongly capitalised after completion of the programme, and the capital return will not compromise the company's "A" credit rating or ability to fund its strong pipeline of organic growth projects.

The Board of BHP Billiton has concluded that the proposed off-market buy-back can be completed without negatively affecting the ability of BHP Billiton Limited to pay fully franked dividends for the foreseeable future.

Eligible shareholders will be sent the buy-back booklet containing the terms and conditions of the off-market buy-back on or around 20 October 2004. The booklet cannot be sent into the United States or Canada.

Off-market buy-back details

Under the off-market buy-back process, all eligible shareholders will be able to tender any number of their BHP Billiton Limited shares at discounts of between 5% and 14% to the Market Price, or as a Final Price Tender. The final buy-back price will be determined according to the tenders lodged by eligible shareholders and the Market Price.

For Australian tax purposes, the buy-back price received by participating shareholders will comprise the following:

  a capital component of A$2.10 per share (as agreed with the Australian Taxation Office ("ATO")); and
  a fully franked dividend equal to the buy-back price less A$2.10.

For the purpose of Capital Gains Tax calculations, the capital proceeds will be the A$2.10 capital component plus an amount equal to the excess of the Tax Value(1) over the buy-back price.

Under the off-market process, BHP Billiton Limited will buy all shares tendered by eligible shareholders who elect to receive the final buy-back price or who tender their shares at a discount greater than or equal to the final discount determined under the tender process, subject to any required scale back. The operation of the scale back has been structured to ensure that retail shareholders are not disadvantaged. All shares that are accepted by BHP Billiton will be bought back at the final buy-back price, even if they are tendered at a discount that represents a price below the final buy-back price.

BHP Billiton Limited will not buy back any shares tendered by shareholders at a price above the final buy-back price. Although the target buy-back size is between A$1.0 and A$1.5 billion (approximately US$0.7 to US$1.1 billion), the company may vary the size of the buy-back in light of demand.

(1) Tax Value will be calculated pursuant to the ATO guidelines (detailed in Tax Determination TD 2004/22) which effectively provide that the Tax Value will be A$14.35, adjusted by the movement in the S&P/ASX 200 Index from the opening on 5 October 2004 to the close of the buy-back.

Off-Market Buy-Back Timetable

The timetable for the off-market buy-back is outlined below.
Event	Date
Buy-back announcement	5 October 2004
Cut-off date for franking entitlement under 45-day rule(2)	7 October 2004
Shares quoted ex-entitlement to participate in the buy-back (Shares acquired on the ASX on or after this date will not receive an entitlement to participate in the buy-back)	11 October 2004
Determination of shareholders entitled to participate in the buy-back (Record date)	15 October 2004
Buy-back tender period opens	1 November 2004
Buy-back tender period closes - tenders must be received by midnight (AEST)	19 November 2004
Announcement of the buy-back price and any scale back	No later than 23 November 2004
Buy-back proceeds dispatched to participating shareholders completed	No later than 30 November 2004

Shareholders who have any enquiries in relation to the off-market buy-back may contact BHP Billiton's buy-back enquiry line on 1300 726379 toll free within Australia or +613 9415 4208 if calling from outside Australia, or visit our website www.bhpbilliton.com. Shareholders should seek their own professional advice (including tax advice) about the implications of participating in the buy-back in their own individual circumstances.

Contacts:
Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934942 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
 Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 7881 518715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Important notice:

Not for distribution or release in or into the United States or Canada.

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it or the fact of its distribution be relied on in connection with any contract therefor. No indications of interest in the buy-back are sought by this press release, which relates to the BHP Billiton capital management programme. Shareholders in the United States or Canada or who are, or who are acting for the account or benefit of, a US person (within the meaning of Regulation S under the Securities Act) or a resident of Canada and ADR holders will not be eligible to participate in the off-market buy-back described in this press release. Buy-back documents, including the booklet describing the terms of the buy-back and tender forms, when issued, will not to be distributed or sent into the United States or Canada.

(2) Shares acquired after this date will generally not satisfy the 45-day rule for the purposes of calculating an Australian taxpayer's income tax credits.

Background

An off-market buy-back tender is a commonly adopted capital management mechanism employed by Australian companies. In essence, it allows a company to buy back its shares from shareholders at a price which is less than the prevailing price on the open market/stock exchange. In recent comparable Australian off-market buy-backs for example, the final buy-back price has been set at a discount within a range of approximately 8% to 17% to the market price at close of the buy-back. Australian companies have the opportunity to buy back shares at a discount to market price because, among other things, the buy-back proceeds are treated in a manner that has Australian tax outcomes which are valued by some Australian resident shareholders.

Under Australian taxation law, a portion of the buy-back price will be deemed to be a dividend for Australian tax purposes. The dividend portion of the buy-back price will be "fully franked", which means that Australian tax residents will be entitled to an income tax credit representing the Australian corporate income tax that BHP Billiton has paid in respect of the profits from which the dividend is derived. In the case of some Australian shareholders, depending on the shareholder's marginal tax rate, this credit may be larger than the amount of tax which will be assessed on the dividend.

To qualify for the tax credits, shareholders must generally have held their shares "at risk" for a minimum of 45 days prior to the date on which the Company determines the buy-back price and buy-back allocations. Under the BHP Billiton off-market buy-back timetable, the 45-day rule cut off date is 7 October 2004, as shares acquired after 7 October will not, under the timetable, be held at risk for 45 clear days.

The ex-date for buy-back entitlements on the ASX is 11 October 2004. Shares acquired on or after this date will not confer an entitlement to participate in the off-market buy-back. BHP Billiton has received advice from the ATO that shares purchased on or after the buy-back ex-date (11 October 2004) will not be allocated on a Last In First Out (LIFO) basis for the purposes of the 45-day rule. Accordingly, if shareholders purchase shares on or after the buy-back ex-date this should not, of itself, result in them failing the 45-day rule in respect of other shares sold into the buy-back.

In addition to the dividend portion, the remaining amount will be treated as "capital proceeds" which may result in some Australian residents realising a capital loss which can be used to offset that holder's other capital gains. An off-market buy-back however will have different tax consequences for each shareholder depending on their residency for tax purposes, the price at which they originally purchased their shares and their individual tax position. Shareholders should seek advice as to the taxation consequences of participating in the buy-back in their own circumstances.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 5 October 2004